September 21, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Jeff Werbitt
Daniel Lee

Re:	Innova Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed August 24, 2006
(File No. 0-33231)

Dear Mr. Shuman:

On behalf of Innova Holdings, Inc. (“Innova” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of September 7, 2006.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal 2, page 16

1.
Notwithstanding your revised disclosure here regarding the timing of the decision made to undertake the reverse stock split and the private placement with Cornell Capital, it appears that the reverse stock split is necessary for a sufficient number of authorized shares of common stock to be issuable under the convertible securities. Pursuant to Note A to Schedule 14A, it accordingly appears that your proposal to stockholders for the reverse stock split also operates to authorize the additional shares of common stock necessary for the convertible securities. In this regard, it appears that disclosure pursuant to Items 12 and 13(a) of Schedule 14A is necessary. Please revise your disclosure or advise us otherwise.

Response:

The Company believes that it has provided all of the applicable disclosure required pursuant to Item 12 of Schedule 14A under Proposal 2. With respect to Item 12(a), the Company has disclosed the title of the securities (common stock) to be issued in exchange for the outstanding shares of common stock upon effectuation of the reverse split. In addition, the Company has disclosed the amount of shares of common stock issued and outstanding as of the record date, together with examples of the shares to be issued and outstanding post-reverse split, which represents the title and the amount of securities to be issued and exchanged in accordance with Item 12(a).

With respect to Item 12(b) of Schedule 14A, there are no material differences between the outstanding shares of common stock and the new shares of common stock to be issued in exchange post-reverse split. In addition, the Company has set forth the effect of the reverse split on options and warrants and the respective exercise prices on page 20, which is a material difference of these outstanding securities after the effectuation of the reverse split.

Further, the Company has set forth the reasons for the reverse stock split and the Board’s recommendation for stockholder approval beginning on page 16 through page 18 of the proxy statement, and the Company has set forth the general effect of the reverse split on page 19 through page 20 in accordance with Item 12(c) of Schedule 14A.

With regard to Item 12(d) of Schedule 14A, the Company hereby confirms that there are no arrears in dividends or defaults in principal and interest in respect to outstanding securities which are to be exchanged. Accordingly, the Company believes disclosure pursuant to Item 12(d) is not required.

In addition, the Company believes it has set forth the material features of the proposed exchange upon effectuation of the reverse stock split in accordance with Item 12(e) of Schedule 14A. The plan of proposed action is not set forth in a written document, other than the amended and restated 2005 stock option plan of the Company which is filed as an exhibit to the proxy statement.

Further, with respect to Item 13(a) of Schedule 14A, Item 13(b)(2) states that “[t]he registrant may incorporate by reference any of the information required by paragraph (a) of this Item, provided that the information contained in an annual report to security holders or a previously filed statement or report, such report or statement is delivered to security holders with the proxy statement and the requirements of paragraph (c) are met.

The Company’s proxy statement contains a section entitled “Form 10-KSB” on page 24 which states that the Company will deliver a copy of the annual report with the proxy statement to security holders. In addition, the Company has incorporated its annual report by reference.

Furthermore, all of the requirements of paragraph (c) under Item 13 are met, including: (i) the information is not required to be included in the proxy statement under any other item, (ii) the proxy identifies on the last page under “Form 10-KSB” the information and report incorporated by reference, and (iii) the material incorporated by reference, i.e., the Company annual report for fiscal 2005, substantially meets the requirements of this Item (financial statements, management’s discussion and analysis or plan of operation, changes and disagreements with accountants on accounting and financial disclosure, etc.).

2.
With respect to your private placement with Cornell Capital, please expand your disclosure to explain the consequences if stockholders do not approve the reverse stock split that would provide for sufficient authorized shares available for issuance under the convertible securities. Please discuss any contractual obligations associated with the terms of the convertible securities that could subject you to liability for failure to obtain the stockholder approval for the reverse stock split.

Response:

We have revised the proxy statement under Proposal 2 on page 16 to disclose the consequences if stockholders do not approve the reverse stock split that would provide for sufficient authorized shares available for issuance under the convertible securities issued to Cornell Capital. In addition, we have disclosed the contractual obligations associated with the terms of the convertible securities that could subject the Company to liability for failure to obtain the stockholder approval for the reverse stock split. Further, we have included a risk factor which sets forth the risks associated with not obtaining the requisite stockholder approval for the reverse split on page 18 of the proxy statement. The aforementioned changes to the proxy statement are annexed hereto as Exhibit “A”.

Proposal 3, page 22

3.
We note your response to comment 8 of our letter dated August 9, 2006. We further note your disclosure on page 10 suggesting that none of your option plans have received stockholder approval. It would appear that your proposal here to seek stockholder approval of your amended and restated 2005 stock option plan is the first instance that stockholders have had to approve of the plan. Accordingly, please provide disclosure as necessary pursuant to Item 10 of Schedule 14A with respect to options that have been granted or are specifically planned to be granted under your 2005 stock option plan.

Response:

The Company has revised the chart entitled “New Plan Benefits” on page 23 of the proxy statement to include the disclosure required under Item 10 of Schedule 14A with respect to options that have been granted or are specifically planned to be granted by the Company under the 2005 stock option plan and the amended and restated 2005 stock option plan. The aforementioned changes to the proxy statement are annexed hereto as Exhibit “B”.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, /s/ Eric A. Pinero Eric A. Pinero

EXHIBIT “A”

PROPOSAL 2: REVERSE STOCK SPLIT

The Board of Directors has unanimously adopted a resolution approving, declaring advisable and recommending to the stockholders for their approval an amendment to our certificate of incorporation to effect a reverse stock split of outstanding shares of common stock at a ratio of either one-for-eight or one-for-ten, as determined at the discretion of the Board of Directors to be in the best interests of the Company and its stockholders. The Board of Directors believes that approval of a range of reverse split ratios, rather than approval of a specific reverse split ratio, provides the Board of Directors with maximum flexibility to achieve the purposes of the reverse stock split.

The reverse stock split will be affected by filing an amendment to our certificate of incorporation with the State of Delaware. The certificate of amendment will effect a reverse stock split of the shares by reducing the number of issued and outstanding shares of common stock by the ratio determined by the board of directors to be in the best interests of the Company and its stockholders, but will not change the number of authorized shares of common stock or preferred stock or the par value of the common stock or preferred stock. A copy of the proposed amendment to our certificate of incorporation effecting the 1-for-8 or 1-for-10 reverse stock split is attached at the back of this proxy statement as Exhibit 1.

Reasons for Board Recommendation

If the board of directors otherwise determines that a reverse stock split is in our best interests or in the best interests of our stockholders, we would like the authority to proceed with a reverse stock split without further authorization of our stockholders.

The Board of Directors is recommending that you empower the Board of Directors to effectuate, in the Board of Directors’ discretion, the reverse stock split within the foregoing ratios for the following reasons:

•	Because the Board of Directors believes a higher stock price may help generate investor interest in the Company and help the Company attract and retain employees and other service providers; and

•	Because the Company requires additional authorized but unissued shares of common stock.

 Although the Board of Directors of the Company determined to seek shareholder approval for the reverse stock split prior to the consummation of the Company’s recent private placement with Cornell Capital Partners, L.P. (as described on page 17 below), and therefore did not directly contribute to the Board’s decision to undertake a reverse stock split, the numb1er of shares currently available for issuance is not sufficient to cover the convertible securities that were sold in the private placement and a portion of such additional authorized and unissued shares available to the Company post stock split will be used for Cornell. Due to the fact that we require additional authorized shares of common stock to cover the convertible securities issued to Cornell, in the event that we are unable to obtain a vote of a majority of our stockholders approving of the reverse split, we will be in default of the Securities Purchase Agreement and related transaction documents, including, but not limited to, the secured convertible debentures. If we are in default, we will be required to repay the convertible debentures. If we are required to repay the convertible debentures, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the convertible debentures when required, the debenture holder could commence legal action against us to recover the amounts due. Any such action would require us to curtail or cease operations. In addition, if we are in default of the agreements with Cornell because a majority of our stockholders do not approve of the reverse split, Cornell can foreclose on all of our and CoroWare Technologies, Inc.’s assets pursuant to the Amended and Restated Security Agreement which we entered into with Cornell and the Security Agreement which our wholly owned subsidiary, CoroWare Technologies, Inc., entered into in favor of Cornell granting Cornell a first priority security interest in all of our and CoroWare’s goods, inventory, contractual rights and general intangibles, receivables, documents, instruments, chattel paper, and intellectual property. The Security Agreement and the Amended and Restated Security Agreement state that if an event of default occurs under the Securities Purchase Agreement, Secured Convertible Debentures, Warrants, Security Agreement or Amended and Restated Security Agreement, Cornell has the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under the agreements.

A description of the July 2006 Securities Purchase Agreement can be found beginning on page 17 of this proxy statement.

As of September 5, 2006, the closing price of our common stock as reported on the Over-The-Counter Bulletin Board was $0.024 per share. The Board of Directors believes that a higher stock price would help the Company attract and retain employees and other service providers. The Board of Directors believes that some potential employees and service providers are less likely to work for a company with a low stock price, regardless of the size of the company’s market capitalization. If the reverse stock split successfully increases the per share price of our common stock, the Board of Directors believes this increase will enhance our ability to attract and retain employees and service providers. Further, in deciding at what ratio to effectuate the reverse stock split, the Board of Directors will consider that our common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Most investment funds are reluctant to invest in lower priced stocks.

The increase in the number of authorized but unissued shares of common stock would enable the Company, without further stockholder approval, to issue shares from time to time as may be required for proper business purposes, such as raising additional capital for ongoing operations, acquisitions of businesses and assets, stock splits and dividends, present and future employee benefit programs and other corporate purposes. In addition, the Board of Directors believes that having additional authorized but unissued shares of common stock through the effectuation of the reverse stock split could have a number of effects on the Company's stockholders depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of the Company more difficult. For example, additional shares could be issued by the Company so as to dilute the stock ownership or voting rights of persons seeking to obtain control of the Company. Similarly, the issuance of additional shares to certain persons allied with the Company's management could have the effect of making it more difficult to remove the Company's current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. Our board members serve under staggered terms, pursuant to which, if approved by the requisite vote of our stockholders: (i) Walter Weisel, Chairman of the board, and Martin Nielson will each serve until our 2009 Annual Meeting, (ii) Gary McNear and Craig Conklin will each serve until our 2008 Annual Meeting, and (iii) Rick Wynns will serve until our 2007 Annual Meeting. This will make it more difficult for those seeking to control the Company and remove its board at one time. Except as further discussed herein, the Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.

Except for the following, there are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares of Common Stock which are proposed to be authorized:

16

IF AN EVENT OF DEFAULT OCCURS UNDER THE SECURITIES PURCHASE AGREEMENT, SECURED CONVERTIBLE  DEBENTURES, WARRANTS, SECURITY AGREEMENT OR AMENDED AND RESTATED SECURITY AGREEMENT, THE INVESTORS COULD TAKE POSSESSION OF ALL OUR GOODS, INVENTORY, CONTRACTUAL RIGHTS AND GENERAL INTANGIBLES, RECEIVABLES, DOCUMENTS, INSTRUMENTS, CHATTEL PAPER, AND INTELLECTUAL PROPERTY.

In connection with the Securities Purchase Agreement we entered into in July 2006, we executed an Amended and Restated Security Agreement and our wholly owned subsidiary, Coroware Technologies, Inc., entered into an Security Agreement in favor of the investors granting them a first priority security interest in all of our goods, inventory, contractual rights and general intangibles, receivables, documents, instruments, chattel paper, and intellectual property. The Security Agreement and the Amended and Restated Security Agreement state that if an event of default occurs under the Securities Purchase Agreement, Secured Convertible Debentures, Warrants, Security Agreement or Amended and Restated Security Agreement, the investors have the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements.

IF WE FAIL TO OBTAIN STOCKHOLDER APPROVAL TO EFFECT A REVERSE STOCK SPLIT OF THE ISSUED AND OUTSTANDING SHARES OF OUR COMMON STOCK AT A RATIO OF EITHER ONE-FOR-EIGHT OR ONE-FOR-TEN, WE WILL BE IN DEFAULT OF THE SECURITIES PURCHASE AGREEMENT.

We presently do not have an adequate amount of authorized and unissued shares of common stock to issue upon the conversion of the convertible debentures and the exercise of the warrants in connection with the July 2006 Securities Purchase Agreement. As of August 10, 2006, there were 750,998,259 shares of common stock outstanding. We filed amendment no. 2 to our preliminary proxy statement with the Securities and Exchange Commission on August 24, 2006 and will hold our 2006 Special Meeting of Stockholders pursuant to which we will ask our stockholders to approve an amendment to our certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock at a ratio of either one-for-eight or one-for-ten, as determined at the discretion of the board of directors to be in the best interests of our company without further approval from our stockholders. In the event that we are unable to obtain a vote of a majority of our stockholders approving of the reverse split, we will be in default of the agreement. If we are in default, we will be required to repay the convertible debentures. If we are required to repay the convertible debentures, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the convertible debentures when required, the debenture holder could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

18

EXHIBIT “B”

(b) NUMBER OF SHARES. The number of shares under each option award should be stated as to which it pertains.

(c) VESTING. The dates on which each Option (or portion thereof) shall be exercisable or shall vest and the conditions precedent to such exercise or vesting, if any, shall be fixed by the Board of Directors, in its discretion, at the time such Option is granted.

(d) EXPIRATION. The Board of Directors, in its discretion, shall fix the expiration of each Option, at the time such Option is granted; however, unless otherwise determined by the Board of Directors at the time such Option is granted, an Option shall be exercisable for ten (10) years after the date on which it was granted (the "Grant Date"). Each Option shall be subject to earlier termination as expressly provided in the 2005 Stock Option Plan or as determined by the Board of Directors, in its discretion, at the time such Option is granted.

(e) TRANSFERABILITY. No Option shall be transferable, except by will or the laws of descent and distribution, and any Option may be exercised during the lifetime of the Optionee only by him. No Option or stock award granted under the Plan shall be subject to execution, attachment or other process.

(f) OPTION ADJUSTMENTS. The aggregate number and class of shares as to which Options may be granted under the 2005 Stock Option Plan, the number and class shares covered by each outstanding Option and the exercise price or purchase price per share thereof (but not the total price), and all such Options, shall each be proportionately adjusted for any increase decrease in the number of issued Common Stock resulting from split-up spin-off or consolidation of shares, additional issuance of shares, or any like capital adjustment or the payment of any stock dividend. The total number of shares approved in the 2005 Stock Option Plan would not decrease as a result of the exercising of options.

(g) TERMINATION, MODIFICATION AND AMENDMENT. The 2005 Stock Option Plan (but not Options previously granted under the Plan) shall terminate ten (10) years from the earlier of the date of its adoption by the Board of Directors, and no Option shall be granted after termination of the Plan. Subject to certain restrictions, the Plan may at any time be terminated and from time to time be modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the State of Delaware.

New Plan Benefits

The table below sets forth the stock options that the individuals and groups referred to below have received under the amended and restated 2005 Stock Option Plan, from the inception of the Plan through the date hereof.

Name and Position	Innova Holdings, Inc.
	2005 Stock Option Plan
	Dollar Value	Number of Options
Walter K. Weisel, Chief Executive Officer and Chairman (1)	$50,000	5,000,000
Walter K. Weisel, Chief Executive Officer and Chairman (1)	$150,000	15,000,000
Walter K. Weisel, Chief Executive Officer and Chairman (1)	$50,000	5,000,000
Eugene Gartlan, Chief Financial Officer (2)	$180,000	18,000,000
Sheri Aws, Corporate Secretary (3)	$56,586	5,658,621
Sheri Aws, Corporate Secretary (3)	$18,414	1,841,379
Craig Conklin, Director (4)	$50,000	5,000,000
Craig Conklin, Director (4)	$50,000	5,000,000
Gary McNear, Director (4)	$50,000	5,000,000
Gary McNear, Director (4)	$50,000	5,000,000
Martin Nielsen, Director (4)	$50,000	5,000,000
Martin Nielsen, Director (4)	$50,000	5,000,000
Non-Executive Employees (15 persons) (5)	$686,256	50,425,486

(1) Includes options to purchase shares of common stock at $.01 per share, exercisable beginning on December 15, 2005, April 12, 2005 and March 10, 2006, respectively, and expiring on December 15, 2014, April 12, 2015 and March 10, 2016, respectively. Such options were issued as compensation for services performed on our behalf. The Company has estimated the dollar value as the fair value at the date of grant using the Black Scholes Model, which includes a volatility assumption of 79.00%, 44.19% and 44.19%, respectively, and a risk-free rate of 2.75%, 2.45% and 2.45%, respectively.

(2) Includes options to purchase shares of common stock at $.01 per share, exercisable beginning on June 22, 2005 and expiring on June 22, 2015. Such options were issued as compensation for services performed on our behalf. The Company has estimated the dollar value as the fair value at the date of grant using the Black Scholes Model, which includes a volatility assumption of 44.19% and a risk-free rate of 2.45%.

Additionally, Mr. Gartlan has 12,121,276 options that were granted to Stratex Solutions, Inc., a financial consulting business owned by Mr. Gartlan, in December 2004 with an exercise price of $.005 per share and vest monthly over 5 years. These options were modified in March 2006 to vest over three years.

(3) Includes options to purchase shares of common stock at $.01 per share and $.008, respectively, exercisable beginning on April 12, 2006 and February 16, 2005, respectively, and expiring on April 12, 2015 and February 16, 2014, respectively. Such options were issued as compensation for services performed on our behalf. The Company has estimated the dollar value as the fair value at the date of grant using the Black Scholes Model, which includes a volatility assumption of 44.19% and 79.00%, respectively, and a risk-free rate of 2.45% and 2.75%, respectively.

(4) Includes options to purchase shares of common stock at $.01 per share, exercisable beginning on December 15, 2005 and March 10, 2006, respectively, and expiring on December 15, 2014 and March 10, 2016, respectively. Such options were issued as compensation for services performed on our behalf. The Company has estimated the dollar value as the fair value at the date of grant using the Black Scholes Model, which includes a volatility assumption of 79.00% and 44.19%, respectively, and a risk-free rate of 2.75% and 2.45%, respectively.
(5) Includes options to purchase shares of common stock at a range of $.008 per share to $.023 per share, exercisable beginning at a range of December 8, 2001 to May 16, 2007, and expiring at a range of June 4, 2009 to May 16, 2016. Such options were issued as compensation for services performed on our behalf. The Company has estimated the dollar value as the fair value at the date of grant using the Black Scholes Model, which includes a range of volatility assumptions of 44.19% to 79.00% and range of risk-free rate of 2.45% to 2.75%.

Other than as set forth above, we have not issued any additional options under the 2005 Stock Option Plan, nor do we currently have any plans to issue any additional options.